



Mark Yoshida   Managing Partner, FLYCK Ventures, LLC

When we saw the breakthrough technology and vision Pendram had, we knew we had to invest. This high-tech company is solving major pain points in multiple industries with their unique Smart Storage Solutions. With powerful brand and marketing leadership, coupled with a new category of high margin products that consumers are really excited about. Pendram has an extremely promising future. Honestly, the biggest challenge this team faces is keeping up with demand-which as an investor, is a great problem to have! All of these pieces combined make this a very exciting investment opportunity and we are honored to walk along side Pendram as their lead investor.

Invested $55,000 this round